ANNUAL REPORT
2003



P.E. 12-31-03





TELVUE

CORP

PROCESSED
APR 30 2004
THOMSON
FINANCIAL

A YEAR IN REVIEW

BOARD OF DIRECTORS

H.F. (Gerry) Lenfest
Chairman of the Board
Member of The Lenfest Group, LLC

Frank J. Carcione
President and
Chief Executive Officer

Joseph M. Murphy
Executive Vice President of Sales and
Operations and Division President of Source
Communications Group

Joy Tartar
Chief Financial Officer,
The Lenfest Group, LLC

Neil Heller
Managing Partner
The Heller Group

TelVue Corporation
16000 Horizon Way, Suite 500
Mt. Laurel, NJ 08054
(856) 273-8888
FAX: (856) 866-7411

OFFICERS

Frank J. Carcione
President and CEO

Joseph M. Murphy
Executive Vice President of Sales and Operations
and Division President of Source Communications Group

Irene A. DeZwaan
Secretary and Treasurer

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

TelVue Corporation's ("TelVue") Common Stock is traded in the Over-the-Counter Market. Over-the-Counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions. The range of high and low bid prices for TelVue's Common Stock for the two most recent fiscal years, as reported by The Nasdaq Stock Market, Inc., is as follows:

Quarter 2003	High	Low
First	$.04	$.03
Second	$.04	$.03
Third	$.09	$.015
Fourth	$.08	$.031

Quarter 2002	High	Low
First	$.08	$.04
Second	$.06	$.04
Third	$.041	$.025
Fourth	$.035	$.025

As of March 5, 2004, there were 329 holders of record of the Common Stock of TelVue.

TelVue has paid no cash dividends since its incorporation. TelVue intends to retain any future earnings for use in its business and has no present intention to pay cash dividends on its Common Stock in the foreseeable future. Holders of the Common Stock are entitled to share ratably in dividends when and as declared by the Board of Directors out of funds legally available therefore.

BRIEF DESCRIPTION OF BUSINESS

TelVue operates two business segments. One segment is a marketing and service company which sells automatic number identification ("ANI") telecommunications services to the cable television industry for the automated ordering of pay-per-view features and events (the "ANI Service"). The other business segment operates under the name, Source Communications Group, and functions as a communications solution provider and network integrator serving clients mainly in the Mid-Atlantic states.

The ANI Service permits cable television companies to process special ordering services without the attendant high-manpower requirements or extensive physical plant and facilities that are otherwise required. ANI systems provide an electronic means of recording a subscriber's telephone number together with information as to what program or service was ordered and by whom, permitting cable television companies to then unscramble appropriate signals for viewing by the ordering subscriber, all without any interactive cable system and without any form of operator intervention. At the time of dialing the order, the recognition of the subscriber's telephone number is automatically recorded by TelVue's ANI unit, presenting the subscriber with both a confirmation and acknowledgment of receipt of his order. In turn, the automatically recorded information regarding placement of an order is utilized by cable television companies for purposes of billing for such specialized services.

The ANI Service segment is principally a service oriented business, and does not engage in the manufacture of equipment required to provide its services. The equipment used is owned and installed by TelVue. The equipment is located at TelVue's home office in Mt. Laurel, New Jersey. The equipment provides enhanced service features, such as, "Custom Greeting" which identifies the cable operator by name, "Title Speak" which speaks the movie or event title, start-time and channel appearance on accepted orders, and "Call Redirect" which automatically redirects unaccepted order calls to the cable operator's customer service representative for assistance. TelVue believes that these enhanced service features are necessary for it to remain competitive within the pay-per-view ANI industry. The equipment also speaks promotional messages for products and services at the time a cable subscriber is placing an order for a pay-per-view movie or event (the "PPV+ service"). During 2003, no additional equipment purchases or software modifications were required to provide ANI Service. TelVue serves cable television systems across the United States via trunk lines and data circuits that it currently leases from MCI. TelVue believes it receives a favorable trunk usage rate from MCI.

TelVue's business segment that operates under the name, Source Communications Group, was acquired on March 9, 2001 for $1.3 million pursuant to TelVue's acquisition of the assets of J.D. Kraengel and Associates, Inc. f/k/a Dacon Corporation d/b/a Source Communications Group ("Source"), a Delaware corporation located in Mullica Hill, NJ. The Source segment functions as a communications solution provider and network integrator serving clients mainly in the Mid-Atlantic States. Source represents a number of well-known equipment, software and communications service suppliers. Source molds these resources into a custom business solution for its clients and satisfies its customers' individual voice, video and data communications needs. The Source customer base is broad, representing such industries as healthcare, entertainment, financial, education, government and utilities. The Source acquisition was part of a strategy to allow TelVue to grow and diversify both its product lines and customer base beyond the cable TV industry. Jeffrey Kraengel, the former President of Source, joined TelVue as an Executive Vice President for a term of two years over the period March 9, 2001 through March 8, 2003, with the responsibility of integrating the Source operations into TelVue, expanding existing business with current customers and suppliers, identifying and creating new business opportunities, and training employees. Mr. Kraengel served as a consultant to the Source segment from March 9, 2003 through March 8, 2004.

The Source segment sells computer related equipment, network systems, software, and data communications equipment. Source does not engage in the manufacture of the equipment it sells. In addition to the equipment sale, Source offers installation of equipment, service contracts, and service repair to equipment not under service contract. All payment terms for customers are net 30 days. The ANI Service technical staff is being utilized to perform the service and installation. Prior to the acquisition, Source sold only hardware and subcontracted any labor needed for installation or service. In addition to the revenue streams noted above, Source resells bandwidth to customers for internet access, for which it charges a monthly access fee, and sells through agents, DSL, ISDN and point to point data circuits to customers for which it receives a one-time commission from the telephone carrier or agent.

TelVue has developed a new product and service called the TelVue Virtual Television Networks ("TVTN") and has applied for a patent. TVTN is a system for displaying a fully automated TV station-like display on a cable system access channel using computer based digital technology. TVTN displays the programming as graphics, text, imbedded music, and pictures with voice narration and can run full motion video clips. TelVue is currently marketing TVTN to municipal governments as a means of providing richer and more robust TV programming for their local Cable TV Government Access Channels. Currently, most municipalities use a simple TV display made up of only text messages with background music. TelVue is selling the TVTN hardware-software platform to the municipalities and is also charging ongoing monthly support fees for services provided by TelVue. TelVue sold one platform in 2003 and plans to continue to market this product in 2004.

LICENSES

On July 8, 2003, TelVue filed for a patent for its TVTN service (see above). This service provides the operators of Cable-TV Access Channels, typically municipalities or schools, with the ability to generate a computerized TV signal on those channels. The TVTN signal is comprised of pictures, headlines, voice-over narration, full motion video clips and graphics.

TelVue has developed and has in service a system that allows subscribers to order pay-per-view movies and events from their provider using the Internet. TelVue holds United States Patent No. 6,286,139, issued September 4, 2001, related to this system.

TelVue previously purchased Switched-access Audio Response Units ("SARUs") and one communication subsystem ("HP") from Atlas Telecom (formerly Syntellect). TelVue possesses a perpetual, no charge license for the pay-per-view application software residing on the SARUs it currently owns and for any future SARUs purchased. TelVue did not purchase any SARUs from Atlas Telecom during 2003. There is no affiliation between TelVue and Atlas Telecom other than a customer and supplier relationship.

TelVue pays Telco Solutions, Inc. a monthly licensing fee for an exclusive license within the United States for the use of pay-per-view application software, which resides on two (2) communication subsystems ("HPs") that TelVue owns. TelVue purchases Link On equipment ("LINK ONs") from Telco Solutions, Inc. The LINK ONs are used to expand call capacity to accommodate new customers. The LINK ONs work in conjunction with the SARUs. TelVue had purchased LINK ONs in place of SARUs because the LINK ONs are more cost effective. TelVue pays Telco Solutions, Inc. a monthly licensing fee for an exclusive license within the United States for the use of pay-per-view application software residing on the LINK ONs. TelVue did not purchase any LINK ONs during 2003.

TelVue also uses equipment purchased from Science. Science holds United States Patent No. 4,797,913 (issued January 10, 1989), encompassing ANI ordering equipment and services employing the use of Feature Group D services (the "Science Patent"). TelVue holds a perpetual, no charge and nonexclusive license to use the Science patent.

MARKETING OF SERVICES

Sales of TelVue's ANI Services to date have been made to operating cable television companies with a broad geographical distribution and to a satellite distribution company. Relations with all customers are good. TelVue's ANI Service is not seasonal in any material respect. Ordering problems common to all providers of pay-per-view services include the geographically dispersed points of sale, the high concentration of orders around the start time of a pay-per-view event and the need to make the ordering mechanism sufficiently easy to accommodate the impulsive purchasing patterns of ordering subscribers. TelVue believes its services resolve these pay-per-view ordering problems. As of December 31, 2003, there are three Multi System Operators ("MSOs") that individually comprise more than 10% of TelVue's ANI Service revenue. These percentages may vary as contracts with additional cable companies are concluded and as cable operators continue to consolidate their systems with other cable operators.

The Source segment continues to market its products and services using a variety of methods including exhibiting at local Chamber of Commerce shows, education and school board shows, technology shows, sponsoring breakfasts for regional technology groups, telemarketing, direct mail, and internet methods.

The TVTN service will be marketed using direct mail and telemarketing to municipal officials while attending various League of Municipality Conferences to demonstrate the service.

COMPETITION

TelVue uses telephone company grade, feature-laden equipment for its automated pay-per-view order processing service. TelVue has a reputation for offering customer friendly features and excellent customer service. In addition, TelVue offers 24-hour customer service and reliability with near zero down time, particularly under heavy load during major special events. TelVue's excellent customer service reputation has allowed it to continue its preeminent position as a leading ANI pay-per-view service provider, even though continued digital service rollout by cable operators has begun to erode its subscriber base.

Source operates in an extremely competitive marketplace in which it needs to differentiate itself by providing added value to the products and services it sells. Source's competitors include hardware suppliers, software consulting groups who also sell hardware, mail order suppliers, internet suppliers and telephone carriers engaged in selling hardware and installation. A number of the suppliers that Source represents provide unique and sophisticated solutions that require a degree of customer service that is not attainable otherwise. Source needs to continuously introduce new products and technology to its customer base in order to remain competitive. Source is focusing on higher price points, higher margin, emerging market products and services such as Outdoor Wireless, Network Security, and Voice IP over the LAN. These products require a higher degree of technical knowledge and configurations to install and maintain, limiting the peers capable of supplying and supporting this product.

TVTN currently has competition from software and hardware suppliers to municipalities that operate Municipal/Educational cable access channels. However, at this time, none of those competitors offer the monthly programming and service level that TVTN offers.

EMPLOYEES

At December 31, 2003, TelVue had seventeen full-time employees and one part-time employee. Two of the employees spend 100% of their time working for the Source segment; the remaining fifteen employees are ANI Service employees whose time is allocated to the Source segment as work is performed. Additional personnel may be added, as circumstances require.

BACKLOG

TelVue's ANI Service revenues are computed and assessed on the basis of a fixed charge for every order placed with a subscribing customer for specialized cable programming services or for other services transmitted through its equipment. As a result, no form of backlog exists, other than that which is represented by accumulated service charge income, which has yet to be paid to TelVue.

The Source division experiences backlog for orders placed by customers when the goods have not yet been shipped and invoiced. As of December 31, 2003, there existed approximately $190,000 of backlog.

RESEARCH AND DEVELOPMENT

TelVue is principally a sales and marketing company. In 2003, TelVue incurred $38,195 in consulting fees in connection with the development of the TVTN product. TelVue does not anticipate any significant or material research and development in the future.

PROPERTIES

TelVue leases approximately 8,700 square feet of office space in the Mt. Laurel, New Jersey, Horizon Way Corporate Center. The lease expires May 31, 2004. TelVue intends to renew its lease. The office space is used to house the equipment used to provide the ANI Service as well as TelVue's ANI Service and the Source segment's executive, sales, secretarial and technical support personnel.

LEGAL PROCEEDINGS

TelVue has received notice from a cable operating company customer asserting its right to be indemnified against claims of patent infringement made against the cable operator by a third party. The third party has alleged to the cable operator that portions of the cable operator's pay-per-view operations infringe one or more patents held by that party. No notice of alleged infringement has been received by TelVue from the third party. TelVue has retained independent patent counsel to review the terms and the alleged infringement. TelVue is unable at this time to determine the amount or extent of liability, if any, to the cable operator.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion will deal, at some length, with the increased operating income for year ended December 31, 2003 compared to December 31, 2002, and the reasons for the slight increase. We will further discuss the continuing erosion in buy rates caused mostly by cable operator's aggressive movement to digital services which limits the number of analog pay-per-view channels available for content and allows the cable operator's customers to order digital pay-per-view or video on demand via the set top box. We will also discuss the potential significant loss of a large portion of the subscriber base due to cancellation notices recently received from Dish Network and Adelphia Communications. The Source segment continues to produce disappointing revenue and margins and a discussion of that business follows. Additionally, TelVue is preparing to aggressively market the new TVTN service and a short discussion of that new offering follows.

The ANI segment had operating income of $1,818,658 and $1,592,085 for the years ended December 31, 2003 and 2002, respectively. Feature revenue increased $325,802 for the year ended December 31, 2003, due to a feature price increase that TelVue implemented for the majority of its customers on May 1, 2002. Offsetting the feature revenue increase was a decrease in per-view buy revenue of $230,760, a decrease in data link and program number revenue of $198,219, and a decrease in PPV+ revenue of $28,486 for the year ended December 31, 2003. The decrease in these revenues is due in part to a continuing reduction in the average monthly buy rate from 4.9% to 4.0% for the years ended December 31, 2002 and 2003, respectively and a reduction in the number of subscribers served in 2003 (see below). TelVue believes that the decrease in the buy rates is attributable to a somewhat weak movie product, a lack of major special events such as boxing, erosion in wrestling popularity, and the movement of cable operators to impulse ordering on digital cable systems (see below). In addition, TelVue believes there is a loss of focus by cable operators on the pay-per-view product line, primarily because of the amount of time cable operators are spending on promoting new product lines such as digital service and high-speed Internet access. The ANI cost of revenues decreased $216,933. This is partially due to a decrease in trunk expense of $154,137 and a decrease in data link expense of $43,419 as a result of reduced trunk and data link rates under TelVue's new MCI contract that went into effect on June 1, 2002. An allocation of ANI service technical personnel labor to the Source segment also contributed to the reduction in ANI cost of revenue for the year ended December 31, 2003.

As of December 31, 2003, TelVue was serving approximately 20.6 million full-time cable subscribers and 1.2 million part-time cable subscribers, compared to approximately 22.0 million full-time and 1.2 million part-time cable subscribers served as of December 31, 2002. The part-time subscribers did not significantly contribute to the revenue or service expenses for the years ended December 31, 2003 and 2002. During the year ended December 31, 2003, TelVue added approximately 1.5 million subscribers to its ANI Service and had approximately 2.9 million subscribers cancel the ANI service. The cable operators cancelled the ANI service primarily as a result of moving their subscribers onto two-way digital service (see below). Of the 1.5 million customer additions for 2003, 1.3 million of the subscribers were from the Dish Network. Dish Network has informed TelVue that it will do its ANI order processing internally and is transitioning its subscribers onto its internal network. In the fourth quarter of

2003, Dish Network transitioned their adult product traffic onto its internal network. Dish Network plans to have their remaining sports/event and movie traffic moved onto their internal network by the end of the second quarter of 2004. Dish Network intends to continue to use TelVue for its monthly speech recording. Currently, Dish Network contributes approximately 4.6% to the total TelVue ANI service revenue. When Dish Network has completed its transition period, the total number of subscribers TelVue serves will be depleted by approximately 9.4 million, and the annual service revenue will be reduced by a net amount in the range of approximately $135,000 to $165,000. In March 2004, Adelphia Communications ("Adelphia") verbally notified TelVue that it intends to process its ANI orders internally beginning in either June or July of 2004. During 2003, Adelphia contributed approximately 25% to the total ANI service revenue. If Adelphia leaves TelVue's service as they have discussed, the total number of subscribers TelVue serves will be depleted by approximately 1.5 million, and the annual service revenue will be reduced by approximately $1.1 million.

The Source segment had operating losses of $993,690 and $941,892 for the years ended December 31, 2003 and 2002, respectively. There were impairment charges related to the Source segment goodwill in the amounts of $450,000 and $370,819 for the years ended December 31, 2003 and 2002, respectively, which was a large contributor to the Source operating losses. Effective January 1, 2002, TelVue adopted SFAS No. 142, "Goodwill and Other Intangible Assets" under which goodwill is no longer amortized but instead is assessed for impairment at least annually. TelVue performed its annual fair value assessment and determined that an impairment charge of $450,000 was necessary to reduce the carrying value of goodwill to its implied fair value at December 31, 2003. Hardware sales and service revenue decreased $845,141 for the year ended December 31, 2003. There was a corresponding decrease in hardware sales and service cost of revenues of $670,760 for the year ended December 31, 2003. The gross profit margins were 12% and 15% for the years ended December 31, 2003 and 2002, respectively. The total sales and service revenue at December 31, 2003 is comprised of 84% hardware sales, 13% service installation and repair revenue, 2% service contract revenue, and 1% internet access revenue. The corresponding direct expenses have relatively the same percent distributions. Generally, Source executes two types of hardware sales; one is a commodity sale, which is basic, off the shelf pc-type purchases with a lower markup, and the second is a networking-type sale which involves planning and configuration of the system to be implemented, which results in a greater markup. The gross profit at December 31, 2003 and 2002 represents a blend of the two types of sales with the majority of sales being commodity. TelVue believes the Source operating loss and decrease in sales for the year ended December 31, 2003, can be attributed to the continued information technology ("IT") recession, expressed by the decrease in capital purchasing of IT equipment by businesses, which also lowered the average margin on hardware sales for the Source segment. In an effort to reduce costs and maintain a productive sales force, Source reduced its sales force from five full-time sales representatives and one part-time sales representative at December 31, 2002 to two full-time representatives and 2 independent sales representatives at December 31, 2003.

Selling and marketing expenses decreased $241,771 for the year ended December 31, 2003. The decrease is partially a result of a decrease in commission expense of $76,853 as a result of fewer new cable subscribers being added to the ANI service and lower Source segment sales. The Source segment payroll decreased $132,624 as a result of a reduction in sales personnel (see above). Source advertising expense decreased $22,294 in 2003 as a result of eliminating non-productive advertising. There were also decreases in various other sales expense categories. General and administrative expenses decreased $29,390 for the year ended December 31, 2003, mainly as a result of a decrease in bad debt expense of $79,865. On June 25, 2002, Adelphia Communications ("Adelphia") filed for Chapter 11 bankruptcy. Outstanding balances due to TelVue from Adelphia at the time of its bankruptcy filing were $157,210. During 2002, TelVue recorded a 50% bad debt reserve estimate in the amount of $78,605 for the pre-bankruptcy outstanding invoices from Adelphia. No additional reserve was needed for the year ended December 31, 2003.

Partially offsetting the favorable variance in bad debt expense mentioned above was an unfavorable variance of $65,392 in expenses related to the TVTN service (see description of business). Included in this expense were consulting fees of $38,195 and approximately $23,000 in expenses related to a trade show used to present the TVTN product. TelVue sold one TVTN platform in July 2003 along with a monthly support agreement, effective January 1, 2004. TelVue made presentations to an additional 23 communities, many of which are considering adopting the TVTN service. However, long municipal decision and approval processes are required. TelVue intends to initially market the service regionally in New Jersey, Pennsylvania and Delaware.
TelVue had income before income taxes of $781,200 and $555,549 for the years ended December 31, 2003 and 2002, respectively. TelVue recorded income tax expense of $300,730 and $203,930 for the years ended

December 31, 2003 and 2002, respectively. TelVue's federal net operating loss carry forward was approximately $650,000 on a tax-reporting basis as of December 31, 2003 (see Note 10 to TelVue's Financial Statements).

During the year ended December 31, 2003, TelVue purchased $158,759 of equipment compared to $96,816 purchased during the year ended December 31, 2002. The majority of the equipment purchased during the year ended December 31, 2003, was for an out dialing message service that TelVue began to promote to its cable customers in July 2003. This service is used in promoting major special events and premium channel upgrades. Depreciation and amortization expense decreased $47,583 for the year ended December 31, 2003, as a result of assets being fully depreciated. Depreciation and amortization accounted for 9% of total operating expenses for the year ended December 31, 2003 compared to 10% for the year ended December 31, 2002.

There was a decrease in total liabilities of $993,160 for the year ended December 31, 2003. This is a net result of increases and decreases in various liability accounts with the largest being a decrease in accrued interest due to the majority stockholder of $1,206,228 as a result of accrued interest payments. Total assets decreased $933,434 for the year ended December 31, 2003, which is partially a result of a decrease in deferred tax asset of $299,995 and as a result of a goodwill impairment charge in the amount of $450,000 (see above and Note 4 to TelVue's financial statements). TelVue's days for sales in average accounts receivable was 60 days at December 31, 2003, compared to 57 days at December 31, 2002. TelVue does not offer incentives or discounts to its customers, nor has it changed its credit terms with its customers. TelVue has a bad debt reserve established in the amount of $91,009 as of December 31, 2003. The majority of the reserve, $78,605, represents 50% of the outstanding balance due from Adelphia as a result of the bankruptcy filing date on June 25, 2002 (see above). It is unknown when TelVue will receive payment on these invoices or what portion of the invoices will be paid.

TelVue had positive cash flow from operating activities of $504,173 for the year ended December 31, 2003, compared to positive cash flow of $315,527 for the year ended December 31, 2002. Ignoring changes in operating assets and liabilities that result from timing issues, and considering only adjustments to reconcile net income to net cash provided by operating activities, TelVue would have positive cash flow from operating activities of $1,442,200 for the year ended December 31, 2003, compared to positive cash flow from operating activities of $1,154,086 for the year ended December 31, 2002. The increase in cash flow over 2002 is mainly due to a reduction in selling and marketing expenses (see above).

Since November 2, 1989, TelVue has funded its expansion and operating deficit from the proceeds from the sale of shares of TelVue's Common Stock and Preferred Stock to Mr. H.F. Lenfest, TelVue's majority stockholder ("Mr. Lenfest") and from loans from Mr. Lenfest. From November 1989 to February 1996, TelVue borrowed an aggregate of $6,128,712 from Mr. Lenfest. In addition to these borrowings, during January 1995, Mr. Lenfest purchased from Science Dynamics Corporation TelVue's non-interest bearing note in the amount of $541,000. On March 5, 2001, TelVue borrowed $650,000 from Mr. Lenfest to fund a portion of the Source acquisition, at an interest rate of prime plus one percent (1%) compounded and due on or before January 1, 2004 (see below). This loan was repaid in its entirety in 2001. During the year ended December 31, 2003, TelVue made total interest payments to Mr. Lenfest of $1,250,097, thereby paying the accrued interest on prior borrowings in its entirety. The aggregate outstanding loan balance due to Mr. Lenfest as of December 31, 2003, is $541,000 in loan principal for the non-interest bearing Science Dynamics Corporation note. TelVue intends to negotiate, in 2004, the repayment terms of the $541,000 note with Mr. Lenfest and does not have a payment schedule in place at this time.

On March 9, 2001, TelVue acquired substantially all of the assets of J.D. Kraengel and Associates, Inc. f/k/a Dacon Corporation d/b/a Source Communications Group ("Source") for $1.3 million. The assets, which consisted primarily of material contracts with equipment, software and communication service providers, were purchased for $1,000,000 in cash and $300,000 pursuant to a promissory note (the "Source Note") (see Note 6 of TelVue's financial statements). The Source Note has a term of three years. Interest only was payable monthly during year one at the rate of 8% per annum. Beginning in year two, both principal and interest are payable monthly at the rate of 5.06% per annum. During the year ended December 31, 2003, TelVue made total payments of $158,034 on the Source Note. The aggregate outstanding loan balance due on the Source Note at December 31, 2003, is $39,178. The acquisition of Source is part of TelVue's long-term business strategy to expand and diversify its operations. TelVue has cross-trained its technical personnel to work within the Source business.

TelVue's ability to fund its operating expenses primarily depends on retaining its current subscriber base level and generating net income from the Source segment. Management believes that over time, continued erosion will

occur in the subscriber base. While maintaining the ANI pay-per-view ordering business, TelVue intends to aggressively market and sell the new TVTN service to government officials and the cable industry. However, there can be no assurance that its marketing efforts will be successful. During the year ended December 31, 2003, TelVue added 1.5 million subscribers to its service and had 2.9 million subscribers cancel service. The cable operators cancelled the ANI service primarily as a result of moving their subscribers onto two-way digital service (see below). Also, both Dish Network and Adelphia have informed TelVue that they intend to begin ANI order processing internally by transitioning their subscribers onto their internal networks (see above). In addition, revenues are affected by the buy rates of subscribers connected to the Service. TelVue has no control over the buy rates and therefore cannot assure that buy rates will increase or will remain at their current level. As noted above, TelVue experienced a decrease in the average monthly buy rate from 4.9% to 4.0% for the year ended December 31, 2002 and 2003, respectively.

The movement of cable operators to impulse ordering on digital cable systems is part of the reason for the buy rate decrease noted above. Cable operators are deploying digital services to their customers. These digital services allow cable operators to offer additional channels and to offer additional pay-per-view channels. Where cable operators have activated two-way cable plant (i.e. the operator is able to send a signal to and receive a signal from its customer), the digital service can also allow the cable operator to process ordering of pay-per-view movies and events directly from its customers, without using TelVue's service. Management believes the long-term effect of deployment of digital two-way service will negatively impact TelVue. Some cable operators with digital service, but only one-way cable plant, have chosen to use TelVue's single number ordering technology for pay-per-view ordering. Currently, there are 421 cable operators using ANI ordering technology for their digital pay-per-view offerings. TelVue intends to monitor developments in the rollout of digital services by its cable operator customers and to attempt to position TelVue to continue to be the cable operator's provider of choice for processing pay-per-view orders. However, there can be no assurances that TelVue will be successful in this effort.

During the year ended December 31, 2003, Source has experienced a decrease in sales from $2,313,566 for the year ended December 31, 2002 to $1,468,425 for the year ended December 31, 2003. There can be no assurance that sales will not further decline or that sales will grow to the point of making the Source segment profitable. The current recession related to the IT product economy, whereby businesses have decreased their capital purchasing of IT equipment, has affected Source by reducing its sales volume and also lowering its profit margins on hardware sales. It is unknown how long the IT recession will continue or what its continued effect on the Source business will be. If the Source segment sales continue to decline and the net losses continue to increase, TelVue may have to discontinue the Source segment operations.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements of any nature at any time with TelVue's auditors with regard to any aspect of TelVue's financial statements, its financial disclosure or its accounting practices.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
TelVue Corporation

We have audited the accompanying balance sheets of TelVue Corporation (a Delaware corporation) as of December 31, 2003 and 2002, and the related statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TelVue Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Pressman Ciocca Smith

Huntingdon Valley, Pennsylvania
February 11, 2004

Statements of Operations
Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES		
ANI services	$ 4,729,489	$ 4,836,829
Hardware sales and service	1,468,425	2,313,566
	6,197,914	7,150,395
COST OF REVENUES		
ANI services	1,631,711	1,848,644
Hardware sales and service	1,291,508	1,962,268
	2,923,219	3,810,912
GROSS PROFIT	3,274,695	3,339,483
OPERATING EXPENSES		
Selling and marketing	837,641	1,079,412
General and administrative	950,351	979,741
Goodwill impairment charge	450,000	370,819
Depreciation and amortization	211,735	259,318
	2,449,727	2,689,290
OPERATING INCOME	824,968	650,193
OTHER INCOME (EXPENSE)		
Interest expense – related party	(43,869)	(87,336)
Interest expense – other	(6,409)	(14,041)
Interest income	6,510	6,733
	(43,768)	(94,644)
INCOME BEFORE INCOME TAXES	781,200	555,549
INCOME TAX EXPENSE	300,730	203,930
NET INCOME	480,470	351,619
DIVIDENDS ON REDEEMABLE CONVERTIBLE PREFERRED STOCK	(422,244)	(422,244)
NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS	$ 58,226	$ (70,625)
EARNINGS PER COMMON SHARE:		
BASIC	$ -	$ -
DILUTED	$ -	$ -
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	24,822,315	24,780,977

See accompanying notes.

Balance Sheets
December 31, 2003 and 2002

ASSETS	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 842,601	$ 652,059
Accounts receivable – trade, net of allowance for doubtful accounts of $91,009 in 2003 and $86,302 in 2002	816,394	1,220,997
Inventory	184,973	85,905
Deferred tax asset	350,000	350,000
Other current assets	55,084	70,554
TOTAL CURRENT ASSETS	2,249,052	2,379,515
PROPERTY AND EQUIPMENT	5,546,387	5,387,628
Less accumulated depreciation	5,289,780	5,080,545
	256,607	307,083
OTHER ASSETS		
Deferred tax asset	167,581	467,576
Goodwill	350,000	800,000
Covenant not to compete, net of accumulated amortization of $7,093 in 2003 and $4,593 in 2002	2,917	5,417
Other assets	8,800	8,800
	529,298	1,281,793
	$ 3,034,957	$ 3,968,391

See accompanying notes.

Balance Sheets *(continued)*
December 31, 2003 and 2002

LIABILITIES AND STOCKHOLDERS' DEFICIT	2003	2002
CURRENT LIABILITIES		
Notes payable – current	$ 39,953	$ 155,990
Accrued interest payable – current	-	540,000
Accounts payable	293,383	288,396
Accrued expenses	163,885	230,070
Deferred service revenue	14,362	5,968
Accrued dividends payable	2,533,464	2,111,220
TOTAL CURRENT LIABILITIES	3,045,047	3,331,644
NOTE PAYABLE – MAJORITY STOCKHOLDER	541,000	541,000
ACCRUED INTEREST – MAJORITY STOCKHOLDER, net of current portion	-	666,228
NOTES PAYABLE, net of current portion	-	40,335
REDEEMABLE CONVERTIBLE PREFERRED STOCK, $1 par value, 6,900,000 shares authorized, 3,518,694 shares, issued and outstanding, (liquidation value $6,052,158)	3,518,694	3,518,694
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' DEFICIT		
Common stock, $.01 par value, 100,000,000 shares authorized, 24,847,274 and 24,817,274 shares issued and outstanding at December 31, 2003 and 2002, respectively	248,473	248,173
Additional paid-in capital	1,588,553	1,587,353
Accumulated deficit	(5,906,810)	(5,965,036)
	(4,069,784)	(4,129,510)
	$ 3,034,957	$ 3,968,391

See accompanying notes.

Statements of Stockholders' Deficit
Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
BALANCE, JANUARY 1, 2002	$ 247,716	$ 1,585,310	$ (5,894,411)	$ (4,061,385)
Accrued dividends on redeemable convertible preferred stock	-	-	(422,244)	(422,244)
Issuance of 45,691 shares of common stock	457	2,043	-	2,500
Net income	-	-	351,619	351,619
BALANCE, DECEMBER 31, 2002	248,173	1,587,353	(5,965,036)	(4,129,510)
Accrued dividends on redeemable convertible preferred stock	-	-	(422,244)	(422,244)
Issuance of 30,000 shares of common stock	300	1,200	-	1,500
Net income	-	-	480,470	480,470
BALANCE, DECEMBER 31, 2003	**$ 248,473**	**$ 1,588,553**	**$ (5,906,810)**	**$ (4,069,784)**

See accompanying notes.

Statements of Cash Flows
Years Ended December 31, 2003 and 2002

CASH FLOWS FROM OPERATING ACTIVITIES	2003	2002
Net income	$ 480,470	$ 351,619
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	211,735	259,318
Deferred tax expense	299,995	172,330
Goodwill impairment charge	450,000	370,819
Changes in operating assets and liabilities:		
Accounts receivable - trade	404,603	(205,580)
Inventory	(99,068)	(59,018)
Other current assets	15,470	(15,980)
Other assets	-	500
Accounts payable	4,987	82,460
Accrued expenses	(66,185)	(3,246)
Deferred service revenue	8,394	2,969
Income taxes payable	-	(53,000)
Accrued interest - majority stockholder	(1,206,228)	(587,664)
NET CASH PROVIDED BY OPERATING ACTIVITIES	504,173	315,527
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(158,759)	(96,816)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt reduction - notes payable - other	(156,372)	(113,607)
Issuance of common stock	1,500	2,500
NET CASH (USED IN) FINANCING ACTIVITIES	(154,872)	(111,107)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	190,542	107,604
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	652,059	544,455
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 842,601	$ 652,059

See accompanying notes.

Notes to Financial Statements
December 31, 2003 and 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of TelVue Corporation ("the Company") is presented to assist in understanding its financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity and Concentration of Credit Risk

The Company operates two business segments. One segment is a marketing and service division, which sells automatic number identification telecommunications services ("ANI services") to the cable television industry throughout the United States for the automated ordering of pay-per-view features and events. The Company grants credit to cable television operators throughout the nation. Consequently, the Company's ability to collect the amounts due from customers is affected by economic fluctuations in the cable television industry. The other business segment functions as a communications solution provider and network integrator ("Hardware sales and service"), serving clients mainly in the Mid-Atlantic states. Consequently, the Company's ability to collect amounts due from customers in this segment is affected by economic conditions in this area.

The Company maintains cash balances at a financial institution located in the Philadelphia area. Accounts at this institution are insured by the Bank Insurance Fund up to $100,000. The Company maintains cash balances in excess of the insured amount.

During 2003 and 2002, three customers accounted for 59% and 43% of sales, respectively and accounted for 66% and 53% of receivables at December 31, 2003 and 2002, respectively.

Currently, the Company's primary source of financing is the majority stockholder. In the past, the Company has not sought to obtain significant funding from third parties on terms that are acceptable to the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three (3) months or less to be cash equivalents.

Accounts Receivable - Trade

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Inventory

Inventory is stated at the lower of cost or market. Cost is determined by the first-in, first-out method, and market represents the lower of replacement cost or estimated net realizable value.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives using the straight-line method. Property and equipment consists primarily of operating equipment. For income tax purposes, recovery of capital costs for property and equipment is made using accelerated methods over statutory recovery periods.

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets have been valued on the basis of the allocation of the purchase price on a fair market value basis to net assets acquired based on mutual agreement between the Company and the seller through arms-length negotiations. The Company adopted SFAS No. 142, *"Goodwill and Other Intangible Assets"* effective January 1, 2002. Since adoption, goodwill is no longer amortized, but instead is assessed for impairment at least annually. The other intangible asset is a covenant not to compete, which is being amortized on the straight-line method over 4 years.

Valuation of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*, the Company periodically evaluates whether events or circumstances have occurred that indicate that the remaining useful lives of its long-lived assets, including property and equipment and definite-lived intangible assets, should be revised or that the remaining balance of such assets may not be recoverable using objective methodologies. Such methodologies include evaluations based on cash flows generated by the underlying assets or other determinants of fair value. As of December 31, 2003, management believes that no revisions to the remaining lives or write-downs of carrying values are required.

In accordance with SFAS 142, the Company evaluates, at least annually, the recoverability of goodwill using objective methodologies. Such methodologies include evaluations based on cash flows generated by the underlying assets or other determinants of fair value. If the carrying value is greater than the fair value, an impairment charge is recognized in the statement of operations to reduce the carrying value to the fair value.

Revenue Recognition

The Company recognizes ANI service revenues in the month service is provided, net of an estimate for programs not billable by the cable television operator. Revenues from hardware sales are recognized when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Sale of hardware related service are recorded when performed in accordance with contracts.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Differences between financial reporting and tax bases arise most frequently from differences in timing of income and expense recognition. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year.

Stock – Based Compensation

The Company accounts for stock-based compensation in accordance with APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations, as permitted by SFAS No. 123, *"Accounting for Stock-Based Compensation."* Compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation expense for restricted stock awards is recorded annually based on the quoted market price of the Company's stock at the date of the grant and the vesting period.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense is included in selling and marketing expense in the accompanying statements of operations.

NOTE 2 – SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

	2003	2002
Cash paid during the year:		
Income taxes	**$ 15,178**	$ 102,900
Interest – related party	**$ 1,250,097**	$ 675,000
Interest – other	**6,409**	14,041
	$ 1,256,506	$ 689,041

Noncash Investing and Financing Transactions

The Company accrued dividends on its redeemable convertible preferred stock of $422,244 in 2003 and 2002.

NOTE 3 – PROPERTY AND EQUIPMENT

A schedule of property and equipment at December 31, 2003 and 2002, is as follows:

	2003	2002	Estimated Useful Lives in Years
Operating equipment	$ 5,154,402	$ 5,001,628	3-5
Office furniture and equipment	324,494	318,509	3-5
Leasehold improvements	46,089	46,089	5
Vehicle	21,402	21,402	5
	$ 5,546,387	$ 5,387,628	

NOTE 4 – GOODWILL

Effective January 1, 2002, the Company adopted SFAS No. 142, *"Goodwill and Other Intangible Assets"*, under which goodwill is no longer amortized but instead is assessed for impairment at least annually. During 2003 and 2002, the Company performed its annual fair value assessment and determined that impairment charges of $450,000 and $370,819, respectively, were necessary to reduce the carrying value of goodwill to its implied fair value.

NOTE 5 – NOTE PAYABLE – MAJORITY STOCKHOLDER

In January 1995, the Company's majority stockholder acquired from Science Dynamics Corporation ("SDC") a subordinated note in the amount of $541,000. The note is noninterest bearing and repayment is restricted to cash not needed for operations as determined by the Company. The majority stockholder has agreed not to demand repayment of the loan prior to January 1, 2005.

As of December 31, 2003, all accrued interest has been paid in full. Unpaid accrued interest on lines of credit that had been paid in full accrued interest at the rate of the underlying line of credit. The interest rate at December 31, 2002 was 5.25%.

NOTE 6 – NOTES PAYABLE

Notes payable consisted of the following at December 31, 2003 and 2002:

	2003	2002
Note payable – individual (a)	$ 39,178	$ 191,035
Note payable (b)	775	5,290
	39,953	196,325
Current portion	39,953	155,990
Long-term portion	$ -	$ 40,335

(a) In connection with the acquisition of the Hardware sales and service assets in 2001, the Company issued a promissory note in the amount of $300,000 to the seller. During the first twelve (12) months that commenced on April 1, 2001, interest only, at eight percent (8%), was payable in monthly installments. Beginning April 1, 2002, the note is payable in monthly installments of $13,169, including interest at 5.06%. The note is scheduled to mature on February 1, 2004.

NOTE 6 – NOTES PAYABLE (*CONTINUED*)

(b) Term loan payable in monthly installments of $390, including interest at 5.05%. The loan is scheduled to mature on March 16, 2004. The loan is secured by a vehicle.

NOTE 7 – LEASE COMMITMENTS

The Company leases office facilities and trunk lines and data circuits. Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more are $51,071 for 2004.

Rental expense under the operating lease for office facilities amounted to $124,082 for each of the years ended December 31, 2003 and 2002.

It is expected that, in the normal course of business, expiring leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum operating lease commitments will not be less than the amount incurred in 2003.

NOTE 8 – CAPITAL STOCK

Common Stock Voting Rights and Concentration of Control

Shares of common stock, which have had the same beneficial owner for a continuous period in excess of 2 years prior to the record date of any meeting of stockholders, will be entitled to 10 votes per share in any matters submitted for vote at a meeting of stockholders. All other stockholders have one vote per share unless this limitation is waived by the Board of Directors.

In November 1989, the Company issued 12,896,968 shares of common stock for $1,250,000 to an individual who effectively acquired control of the Company. In January 1995, this individual acquired an additional 1,660,485 shares of common stock of the Company from SDC.

Redeemable Convertible Preferred Stock

In April 1990, the Company issued 1,250,000 shares of Class A Redeemable Convertible Preferred Stock ("Preferred Stock") for $1,250,000. The Preferred Stock has a par value of $1 per share and pays a cumulative $.06 semiannual dividend. The dividend is payable in cash or additional shares of Preferred Stock at $1 per share, at the option of the Company. Each share of Preferred Stock is convertible into 6.667 shares of common stock at any time, at the option of the holder. The Preferred Stock has a preference of $1 per share plus unpaid dividends in the event of liquidation. The Company may redeem the Preferred Stock at any time for $2 per share. The stockholder of the Preferred Stock is the majority stockholder. The majority stockholder can designate all of the Company's directors and, therefore, could influence the Company's willingness to cause a redemption of the Preferred Stock. As a result, the Preferred Stock has been classified outside of the stockholders' deficit section of the accompanying balance sheets.

Common Stock Warrants

In connection with a prior line of credit, the Company agreed to issue warrants to the majority stockholder to purchase 29,915,160 shares of the Company's common stock for $.01 per share, the fair market value of the common stock on the grant date. The warrants provide for adjustments of the exercise price and the number of shares issuable thereunder in the event that the Company issues additional shares of common stock and other events as defined in the warrant agreement. The warrant holder is entitled, at the Company's expense, to certain registration rights under the Securities Act of 1933 in connection with any shares of the Company's common stock issued pursuant to the exercise of the warrants.

NOTE 8 – CAPITAL STOCK *(CONTINUED)*

Earnings Per Common Share

Basic earnings per common share is computed by dividing net income, after deduction of preferred stock dividends, by the weighted average number of shares outstanding. Diluted earnings per common share is computed by dividing net income, after deduction of preferred stock dividends, when applicable, by the weighted average number of shares outstanding adjusted to include incremental common shares that would have been outstanding if potentially dilutive common shares had been issued. The following table reconciles amounts reported in the financial statements.

	Year Ended December 31, 2003		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net income	$ 480,470		
Preferred dividends	(422,244)		
Net income (loss) available to common stockholders, basic and diluted earnings per share	$ 58,226	24,822,315	$ -

	Year Ended December 31, 2002		
	Income (Loss) (Numerator)	Shares (Denominator)	Per Share Amount
Net income	$ 351,619		
Preferred dividends	(422,244)		
Net income (loss) available to common stockholders, basic and diluted earnings per share	$ (70,625)	24,780,977	$ -

The 2003 diluted earnings per share computation does not include shares issued pursuant to warrants and convertible preferred stock because the effect would be antidilutive. The 2002 diluted earnings per share computation does not include shares issuable pursuant to warrants, vested unexercised stock options and convertible preferred stock because the effect would be antidilutive.

NOTE 9 – STOCK COMPENSATION PLANS

Director Compensation Plan

In December 1997, the Company adopted a director compensation plan. Under this plan, each non-employee director, other than the majority stockholder is compensated $500 for each meeting attended by receiving shares of common stock issued at the higher of the per share fair market value of the common stock as of the board of directors meeting date or $.05 per share.

Stock Option Plan

In May 1999, the Company established the TelVue Corporation 1999 Stock Option Plan (the "Plan"). Under the Plan, the Company may grant options to acquire up to 10 million shares of common stock. Options granted under the Plan are intended to be incentive stock options ("ISO"). The exercise price of

NOTE 9 – STOCK COMPENSATION PLANS *(CONTINUED)*

each ISO will not be less than the market price of the Company's stock on the date of the grant. The exercise price for an option, which is not an ISO, will not be less than 50% of the market price of the Company's stock on the date of the grant. The options expire ten years after the date of the grant or at the expiration of the plan, which is June 28, 2009. Options vest ratably over three years, beginning one year after the date of grant. Employees hired prior to January 1, 1995, are entitled to immediate vesting of 25% of their options. A summary of option activity follows:

	Options Outstanding	
	Options	**Weighted Average Exercise Price**
Balance, December 31, 2001 and 2002	**1,200,417**	$ .072
Forfeited	**(257,500)**	
Balance, December 31, 2003	**942,917**	$ .078

There was no significant difference between the amount of compensation recognized and the amount that would have been reorganized had compensation expense been determined under the provisions of SFAS No. 123.

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2003:

	Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Exercisable
	$.045	20,000	5.5	20,000
	$.07	892,917	5.5	892,917
	$.35	30,000	5.5	30,000
Total		942,917		942,917
Weighted Average Exercise Price		$ .078		$ .078

NOTE 10 – CORPORATE INCOME TAXES

The provisions for income tax expense consist of the following components:

Current	2003	2002
Federal	$ -	$ -
State	735	31,600
	735	31,600
Deferred		
Federal	227,365	156,419
State	72,630	15,911
	299,995	172,330
	$ 300,730	$ 203,930

The categories of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	Federal		State	
	2003	2002	2003	2002
Deferred Tax Assets:				
Accrued interest - stockholder	$ -	$ 371,669	$ -	$ 113,084
Intangible assets	203,201	89,402	61,826	27,201
Allowance for bad debts	28,042	26,592	8,532	8,091
Net operating loss carryforward	221,654	197,874	3,783	-
Gross Deferred Tax Asset	452,897	685,537	74,141	148,376
Deferred Tax Liabilities:				
Property and equipment, principally due to differences in depreciation	(7,251)	(12,526)	(2,206)	(3,811)
Net Deferred Tax Asset	$ 445,646	$ 673,011	$ 71,935	$ 144,565

The Company has a net operating loss carryforward for Federal income tax purposes of approximately $650,000 on a tax-reporting basis. The carryforward will expire in 2010, if not utilized.

The reconciliation of reported income tax expense to the amount of income tax expense that would result from applying the U.S. Federal income tax rate of 34% to pretax income is as follows:

	2003	2002
Federal income tax at statutory rates	$ 265,608	$ 188,887
State income tax, net of federal benefit	48,421	31,357
Other	(13,299)	(16,314)
	$ 300,730	$ 203,930

NOTE 11 - PENSION PLAN

The Company maintains a Simplified Employee Pension ("SEP") plan under section 408(k) of the Internal Revenue Code for all eligible employees. Employees are eligible to participate if they are at least 21 years old and have been employed by the Company for at least 90 days. Under the plan, employees may elect to defer up to 12.5% of their salary, subject to Internal Revenue Service limits. The Company matched fifty percent (50%) of 2003 and 2002 contributions by participating eligible employees up to five percent (5%) of their salary, for a maximum matching contribution of 2.5% of salary. The Company's contributions for 2003 and 2002 amounted to $35,897 and $32,316, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company has an unsecured note payable to the majority stockholder. (See Note 5).

NOTE 13 – SEGMENT INFORMATION

Based on the criteria set forth in SFAS No. 131 *"Disclosures about Segments of an Enterprise and Related Information"*, the Company operates two business segments. One segment is a marketing and service division, which sells automatic number identification ("ANI") telecommunications services to the cable television industry. The other business segment functions as a communications solution provider and network integrator. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

Summarized financial information by reporting segment as of and for each of the years ended December 31, 2003 and 2002, is as follows:

Year Ended December 31, 2003	ANI Services	Hardware Sales/Service	Total
Revenues	$ 4,729,489	$ 1,468,425	$ 6,197,914
Depreciation and amortization	159,332	52,403	211,735
Operating income (loss)	1,818,658	(993,690)	824,968
Assets	1,217,294	1,817,663	3,034,957
Capital expenditures	150,306	8,453	158,759
Year Ended December 31, 2002			
Revenues	$ 4,836,829	$ 2,313,566	$ 7,150,395
Depreciation and amortization	219,668	39,650	259,318
Operating income (loss)	1,592,085	(941,892)	650,193
Assets	2,072,813	1,895,578	3,968,391
Capital expenditures	31,925	64,891	96,816

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, Receivables, Accounts Payable, Accrued Expenses and Notes Payable

The carrying amount approximates fair market value because of the short maturity of those instruments.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

The Company has received notice from a cable operating company customer asserting its right to be indemnified against claims of patent infringement made against the cable operator by a third party. The third party has alleged to the cable operator that portions of the cable operator's pay-per-view operations infringe one or more patents held by such party. The Company has not received any notice of alleged infringement from the third party. The Company has retained independent patent counsel to review the third party patents and the alleged infringement. The Company is unable at this time to determine if it has liability under the indemnity provisions of the contracts with the cable operator or the amount of such liability if it exists.

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